January 31, 2018

Mr. Frank Pigott, Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549


Dear Mr. Pigott,

Pursuant to Rule 259 promulgated under the Securities Act of 1933, Hathaway Activated Carbon, Inc. (the Company) respectfully requests that the Securities and Exchange Commission (the Commission) consent to the withdrawal of the Companys offering statement on Form 1-A (File No. 024-10594) filed with the Commission on August 10, 2016 (the Offering Statement). The Company requests the withdrawal of the Offering Statement because the Company has decided not to proceed with the offering covered by the Offering Statement at this time. No securities that are the subject of the Offering Statement have been sold.

Please send copies of the order consenting to the withdrawal of the Offering Statement to the e-mail address:
kevin@hathaway.biz. POC is Kevin Hathaway who can be reached on cell: (931) 231-5450.

Sincerely,

/////sssss///////

Kevin W. Hathaway
Chairman, CEO and Acting President